As filed with the Securities and Exchange Commission on April 18, 1994

                                                       Registration No. 33-51801
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                               AMENDMENT NO. 2 TO


                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                      ___________________________________
                              BANCTEXAS GROUP INC.
             (Exact name of registrant as specified in its charter)

            Delaware                       _____________________               75-1604965
(State or other jurisdiction of        (Primary Standard Industrial         (I.R.S. Employer
incorporation or organization)          Classification Code Number)        Identification No.)
                                                   6021

                         _____________________________
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                                P.O. Box 802527
                           Dallas, Texas  75380-2527
                                 (214) 701-4700
                        _______________________________
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           Richard H. Braucher, Esq.
                        13747 Montfort Drive, Suite 300
                              Dallas, Texas  75240
                                (214) 701-4704

                        _______________________________
                                    Copy to:

                             John S. Daniels, Esq.
                          222 W. Las Colinas Boulevard
                                   Suite 2025
                              Irving, Texas  75039
                                (214) 432-9060

                        ________________________________
 Approximate date of proposed sale to the public:  As soon as practicable after the Effective Date of this Registration Statement
                      ____________________________________
         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ( )
                     _____________________________________
                        CALCULATION OF REGISTRATION FEE

=========================================================================================================================
                                                              Proposed
                                                              maximum                 Proposed
    Title of each class of                                    offering                maximum                 Amount of
 securities to be registered        Amount to be             price per               aggregate               registration
                                     registered              share (1)           offering price (1)            fee (2)
- -------------------------------------------------------------------------------------------------------------------------
   Common Stock ($.01 par         400,000 shares              $1.4375               $575,000.00                $198.26
      value per share)
=========================================================================================================================

         (1) Estimated solely for purpose of calculating the registration fee. No shares are offered hereunder for cash.

         (2) Registration fee is calculated pursuant to Rule 457(c) based on the average of the high and low prices of the Registrant's common stock as reported in the consolidated reporting system for trading on December 30, 1993.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                              BANCTEXAS GROUP INC.

                             CROSS-REFERENCE SHEET
                                      FOR
               REGISTRATION STATEMENT ON FORM S-2 AND PROSPECTUS

                Form S-2 Item Number and Caption                                     Caption in Prospectus
                --------------------------------                                     ---------------------
 1.       Forepart of the Registration Statement and Outside
          Front Cover Page of
          Prospectus.........................................    Facing Page of Registration Statement; Cross-Reference
                                                                 Sheet; Outside Front Cover Page of Prospectus

 2.       Inside Front and Outside Back Cover Pages of
          Prospectus.........................................
                                                                 Available Information; Incorporation of Certain Documents by
                                                                 Reference; Table of Contents

 3.       Summary Information, Risk Factors and Ratio of
          Earnings to Fixed
          Charges............................................    Outside Front Cover Page of Prospectus; Risk Factors

 4.       Use of Proceeds....................................    The Settlement Agreement

 5.       Determination of Offering Price....................    Risk Factors

 6.       Dilution...........................................    Not Applicable

 7.       Selling Security Holders...........................    Not Applicable

 8.       Plan of Distribution...............................    The Settlement Agreement--Plan of Distribution

 9.       Description of Securities to be
          Registered.........................................    Not Applicable

 10.      Interest of Named Experts and
          Counsel............................................    Legal matters; experts

 11.      Information with Respect to the
          Registrant.........................................    Available Information; Incorporation of Certain Documents by
                                                                 Reference; BTX Group; Recent Developments; Certain
                                                                 Information About BTX Group; Market for BTX Common Stock;
                                                                 Supervision and Regulation

 12.      Incorporation of Certain Information by
          Reference..........................................    Incorporation of Certain Documents by Reference

 13.      Indemnification for Securities Act
          Liabilities........................................    Not Applicable

 14.      Other Expenses of Issuance and
          Distribution.......................................    The Settlement Agreement--Plan of Distribution

 15.      Indemnification of Directors and
          Officers...........................................    Indemnification of Directors and Officers

 16.      Exhibits...........................................    Exhibits

 17.      Undertakings.......................................    Undertakings

                                   PROSPECTUS


                                 400,000 SHARES

                                OF COMMON STOCK

                              BANCTEXAS GROUP INC.



                              GENERAL INFORMATION


         This Prospectus relates to the offer of 400,000 shares of common stock of BancTEXAS Group Inc., $.01 par value per share ("BTX Common Stock"), pursuant to the settlement of certain litigation described herein (see "THE SETTLEMENT AGREEMENT"). No shares are offered for cash.

         The Common Stock of BancTEXAS Group Inc. ("BTX Group" or the "Company") is traded on the New York Stock Exchange under the symbol "BTX".

         SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE TAKEN INTO CONSIDERATION BY POTENTIAL OWNERS OF BTX COMMON STOCK.

                            ________________________





         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES AUTHORITY NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                The date of this Prospectus is April 20, 1994.


                            ________________________

                               TABLE OF CONTENTS


AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE . . . . . . . . . . . . . . . . . . .    3

RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4

THE SETTLEMENT AGREEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5

         400,000 shares of BTX Common Stock . . . . . . . . . . . . . . . . . . . . .    6

         Promissory Notes of Rush and Seeds . . . . . . . . . . . . . . . . . . . . .    6

         Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7

BTX GROUP . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7

RECENT DEVELOPMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    8

CERTAIN INFORMATION ABOUT BTX GROUP . . . . . . . . . . . . . . . . . . . . . . . . .    9

MARKET FOR BTX COMMON STOCK . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    9

SUPERVISION AND REGULATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10

         BTX Group and the Bank . . . . . . . . . . . . . . . . . . . . . . . . . . .   10

         Regulations Governing Capital  . . . . . . . . . . . . . . . . . . . . . . .   12

         FDIC Insurance Premiums  . . . . . . . . . . . . . . . . . . . . . . . . . .   13

         Acquisitions and Branch Banking; Community Reinvestment Act Requirements . .   13

         Interstate Banking . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14

         Usury Laws . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14

         Environmental Laws . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14

         Proposed Legislation . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15

         Other Regulations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15

EXHIBIT INDEX . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7

         No person is authorized to give any information or make any representation other than as contained herein or incorporated by reference in connection with the offer of Common Stock described in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to purchase in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor the issuance of any securities hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof.


                             AVAILABLE INFORMATION

         As permitted by the rules and regulations of the Securities and Exchange Commission (the "Commission"), this Prospectus omits certain information contained in the Registration Statement and exhibits thereto. BTX Group is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith BTX Group files reports, proxy statements and other information with the Commission. The Registration Statement of which this Prospectus forms a part, as well as reports, proxy statements and other information filed by BTX Group, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 75 Park Place, New York, New York 10007 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Commission at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy and other information concerning BTX Group also may be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

         This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Documents which are not delivered herewith (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information incorporated herein) will be provided by BTX Group without charge, upon oral or written request, to any person receiving this Prospectus. Such requests should be made to Richard H. Braucher, Esq., Senior Vice President, Secretary and General Counsel, BancTEXAS Group Inc., P. O. Box 802527, Dallas, Texas 75380-2527,
(214) 701-4704.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents of BTX Group, previously filed with the Commission pursuant to the Exchange Act, are being delivered to each person who receives this Prospectus:


                 BancTEXAS Group Inc. 1993 Annual Report and Form 10-K (for the fiscal year ended December 31, 1993); Form 10-K/A (for the fiscal year ended December 31, 1993, filed on April 18, 1994).


         The specific portions of such documents of BTX Group identified below are incorporated by reference herein; the remainder of such documents is not incorporated by reference in this Prospectus:

                   Document                  Portion(s) Incorporated by Reference
                   --------                  ------------------------------------
 BancTEXAS Group Inc. 1993 Annual Report      Management's Discussion and Analysis of Financial
 and Form 10-K                                Condition and Results of Operations -- pages 4-27

                                              Financial Statements and Notes thereto -- pages 28-60

                                              Description of Business of BTX Group -- pages 62-70




         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  RISK FACTORS

         In addition to the other information contained or incorporated by reference in this Prospectus, the following factors should be considered carefully in evaluating the purchase and ownership of BTX Common Stock:

                          (i) The market value of BTX Common Stock may fluctuate significantly. The number and value of the shares of BTX Common Stock offered in this Prospectus were determined in arms'-length negotiations based primarily on market prices of BTX Common Stock in the period up to and including November, 1993, and there is no assurance that the market price will continue at the same level. See "THE SETTLEMENT AGREEMENT" and "MARKET FOR BTX COMMON STOCK."

                          (ii) There is no assurance that the market for BTX Common Stock will be sufficiently liquid to enable persons acquiring shares in this offering to sell their shares promptly if they should desire to do so. During 1993, the average monthly volume of trading in BTX Common Stock on all markets, including the New York Stock Exchange ("NYSE"), was approximately 886,000 shares. If all or a substantial number of the purchasers hereunder were to place orders to sell the BTX Common Stock simultaneously, such orders could have the effect of significantly reducing the market price of BTX Common Stock. Furthermore, such orders could not be executed until a sufficient number of orders to purchase shares of BTX Common Stock were placed by other investors.

                          (iii) One-half of the shares of BTX Common Stock acquired pursuant to this offering may not be resold or otherwise transferred until six (6) months after the date of this Prospectus. During that six-month period, such shares may fluctuate in value, so that the net value of the shares for persons acquiring them pursuant to the Settlement could be less (or greater) than that anticipated when the Settlement was agreed to.

                          (iv) The banking business has become increasingly competitive in recent years, and BTX Group and BancTEXAS National Association, its wholly-owned banking subsidiary ("BankTEXAS"), compete against larger banks and non-bank financial organizations in every aspect of this business. During 1993, BankTEXAS experienced additional pressure on its earnings as result of, among other factors, a decline in interest rates payable on its loans, which has not been offset by comparable reductions in interest rates paid on deposits. Additional information regarding these developments is contained on pages 4 through 6 and in the accompanying tables in BTX Group's 1993 Annual Report on Form 10-K for the year ended December 31, 1993, which is incorporated herein by reference. See "RECENT DEVELOPMENTS" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                            THE SETTLEMENT AGREEMENT

         In 1986 a lawsuit styled W.O. Bankston, et al. v. Edward Nash, et al. was filed in the United States District Court in Dallas against BTX Group and its former chairman and chief executive officer, Edward C. Nash; twenty-two plaintiffs ultimately joined in the suit, alleging that the defendants violated
Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder in connection with an $8.25 million private placement of BTX Common Stock.
The plaintiffs also alleged that the acts of BTX Group and Mr. Nash constituted common law fraud, breach of representations and warranties contained in an agreement underlying the private placement, and breach of the registration rights provisions of the same agreement. The plaintiffs sought rescission of their investments and unspecified monetary damages, including punitive damages and attorneys' fees. BTX Group vigorously defended the lawsuit, while at the same time seeking when possible to settle claims individually with individual plaintiffs on terms as favorable as possible to BTX Group. Prior to December 31, 1992, settlements had been reached with all but nine of the plaintiffs. Since that time, the case has been pending and BTX Group has continued to incur ongoing legal fees and costs arising out of discovery and various preliminary matters preceding a possible trial.

         In November 1993 BTX Group and Mr. Nash reached agreement as to the terms of settlement of all issues in the case with the remaining nine plaintiffs. That agreement was incorporated into a written Settlement Agreement dated November 15, 1993 (the "Settlement Agreement").

         The Settlement Agreement provides for the general release by each plaintiff of both BTX Group and Mr. Nash of all liability relating to the private placement and the claims asserted (as well as any other claims which could have been asserted) in the case (the "Bankston Lawsuit"), and general releases by BTX Group and Mr. Nash of all of the plaintiffs. Furthermore, BTX Group is obligated to take the following actions:


400,000 SHARES OF BTX COMMON STOCK

         Subject to appropriate registration of the shares with the Commission, BTX Group agreed to issue 400,000 shares of its common stock, $.01 par value (the "Settlement Shares") to the plaintiffs and/or their legal counsel. In that regard, BTX Group is required to seek the registration of the Settlement Shares by filing a registration statement with the Commission by not later than February 28, 1994, and to bear the expense of registering the Settlement Shares for sale. BTX Group has complied with this requirement by filing the registration statement of which this Prospectus is a part (the "Registration Statement").

         BTX Group is required to cause the Settlement Shares to be issued within four days after the effective date of the Registration Statement. One-half of the Settlement Shares (i.e., 200,000 shares) will be issued without any limitation on the ability of the recipients to resell such shares at any time. The remaining 200,000 shares will be issued subject to a contractual restriction which obligates each holder not to transfer, sell or dispose of the shares until six (6) months after the effective date of the Registration Statement. To implement this restriction, the Settlement Agreement provides that (1) the certificates evidencing these 200,000 shares will bear a legend reflecting the foregoing agreement not to resell for 6 months, and (2) BTX Group will place a stop order with its transfer agent, Chemical Bank, to prevent a transfer of the shares in contravention of the six-month restriction.

         This limitation on the transferability of 200,000 of the Settlement Shares was negotiated by BTX Group in the Settlement Agreement in order to limit the potential impact of this transaction on the market for BTX Common Stock. However, there is no assurance that offers to sell or sale of the Settlement Shares will not affect the price of BTX Common Stock or create order imbalances, particularly if all or many of the persons acquiring shares hereunder seek to sell their shares at or near the same time. Furthermore, the requirement not to transfer such shares for at least six months subjects the holder to the risks of price fluctuations during the six-month period. See "RISK FACTORS".

PROMISSORY NOTES OF RUSH AND SEEDS

         BTX Group is the holder of two promissory notes, in the principal amounts of $309,375.00 and $206,250.00, executed by two of the remaining plaintiffs in the Bankston Lawsuit (Charles Rush and Charles Seeds, respectively). The promissory notes are to be tendered by BTX Group to Messrs. Rush and Seeds, respectively.

         The two promissory notes were originally executed and delivered by Messrs. Rush and Seeds to BancTEXAS Dallas N.A., a former subsidiary of the Company, in 1984 in connection with loans, the proceeds of which were used to purchase the Company's stock in the private placement which became the subject of the Bankston Lawsuit. When the holder of the two notes commenced litigation to collect them, Messrs. Rush and Seeds both defended those lawsuits on substantially the same theories as were set forth in the plaintiffs' complaint in the Bankston Lawsuit. These collection actions were stayed until the Bankston Lawsuit could be tried or otherwise terminated.

         In January of 1990, BancTEXAS Dallas N.A. was declared insolvent and placed in the hands of the FDIC as receiver. The FDIC then sold substantially all of the assets of that bank (including the Seeds and Rush notes) to Hibernia National Bank in Texas.

         In March 1993, in order to better position itself in negotiations which ultimately led to the settlement agreement, BTX Group purchased the Seeds and Rush notes from Hibernia National Bank in Texas for $51,562. The purchase prices of these notes, which were deeply discounted due to the financial condition of the two borrowers, were expensed in full at the time of their acquisition.

         The Settlement Agreement further provides that BTX Group would be penalized by having to issue additional shares to the plaintiffs in the event that BTX Group failed to file the Registration Statement with the Commission prior to April 1, 1994. However, since the Registration Statement was filed in a timely manner, this provision is no longer applicable.

         The overall effect on BTX Group's 1993 earnings of the settlement of the Bankston Lawsuit was a charge to earnings of approximately $600,000, reflecting both the cost of acquiring the Rush and Seeds notes and the accounting treatment of the issuance of the Settlement Shares in final resolution of the Bankston Lawsuit.

PLAN OF DISTRIBUTION

         The Settlement Shares are to be distributed without the payment of any commission, finder's fee or other incentive payment to any broker or dealer. BTX Group is bearing all of the costs associated with the issuance of the Settlement Shares, including the costs involved in registration thereof with the Commission and the costs of applying to have the Settlement Shares listed for trading on the NYSE.

         The purpose of this transaction is to consummate the Settlement Agreement and thereby to terminate completely the litigation which preceded it. Accordingly, BTX Group intends to issue the Settlement Shares only upon acceptance thereof by all of the plaintiffs and their counsel as contemplated in the Settlement Agreement, and BTX Group will not consider issuing less than all of the Settlement Shares.

                                   BTX GROUP

         BTX Group, a Delaware corporation registered under the Bank Holding Company Act of 1956, as amended, is primarily engaged in the business of banking through its wholly-owned subsidiary, BankTEXAS National Association ("BankTEXAS"). The principal function of BTX Group is to assist the management of BankTEXAS in asset and liability management, planning, operating policies and procedures, loan participation, personnel management, internal audit and control procedures, loan review and regulatory compliance. BankTEXAS has one active nonbank subsidiary, the principal function of which is to provide services to BankTEXAS.

         At December 31, 1993, BTX Group had consolidated total assets, deposits and stockholders' equity of approximately $369 million, $243 million and $15 million, respectively. BTX Common Stock is listed and traded on the NYSE. See "MARKET FOR BTX COMMON STOCK."

         The principal executive offices of BTX Group are located at 13747 Montfort Drive, Dallas, Texas 75240, and the telephone number is (214) 701-4700.

         See "AVAILABLE INFORMATION," "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," and "CERTAIN INFORMATION ABOUT BTX GROUP."

         BankTEXAS is a national banking association, incorporated under the laws of the United States, headquartered in Houston, Texas, with branches in Houston, McKinney, Dallas and Irving, Texas. BankTEXAS is a member of the Federal Reserve System and its deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). The principal executive offices of BankTEXAS are located at 2929 Allen Parkway, Houston, Texas 77019, telephone (713) 781-7171.

         BankTEXAS is engaged in a variety of commercial and personal banking activities for customers in its market areas of Houston, McKinney, Dallas and Irving, Texas, including the acceptance of deposits for checking, savings and time deposit accounts, the making of secured and unsecured loans to corporations, individuals and others, the issuance of charge cards, the rental of safe deposit boxes, the sale of annuities and the rendering of investment and financial counsel to institutions and individuals.

         BankTEXAS first began a program of purchasing automobile loans from new car dealers in 1988 and subsequently enhanced its program of making loans directly to consumers to purchase new and used motor vehicles. This has been a major source of new business activity in the past five years. In 1990, programs were begun whereby loans are made to consumers in order to enable them to purchase marine products and to make improvements to their primary residences. In 1991, credit card lines were again offered to bank customers for the first time in several years.

         BankTEXAS makes construction and real estate development loans, as well as other loans secured by nonresidential real estate. In 1991, it commenced a program emphasizing the making of interim construction loans secured by first liens on residential real estate.

         In 1993 BankTEXAS commenced two additional programs designed to increase both its interest and fee income. In the fourth quarter it made its first mortgage warehouse loan and agreed to purchase FHA Title One home improvement loans originated by other lenders.

         As of December 31, 1993, BankTEXAS had total assets of $355 million, total deposits of $243 million and stockholders' equity of $15 million.

                              RECENT DEVELOPMENTS

         During 1993, BTX Group experienced pressure on its earnings as a result of, among other factors, a reduction in the net interest margin as the interest rates payable on its loans have declined without comparable reductions in the interest rates paid on deposits. Reference is made to the consolidated financial statements of BTX Group and the notes thereto, in the Annual Report on Form 10-K for the year ended December 31, 1993 for detailed information about the financial results for BTX Group in 1993.

         Additional information regarding the impact on BTX Group's earnings from the reduction in net interest margin, as well as information about steps the Company has taken to address the recent pressure on earnings is contained in MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND REUSLTS OF OPERATIONS which appears on pages 4 through 27 of the 1993 Annual Report which is incorporated by reference herein. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."


                      CERTAIN INFORMATION ABOUT BTX GROUP

         Certain information relating to the business of BTX Group, consolidated financial statements of BTX Group and other related matters is set forth in or incorporated by reference in BTX Group's Annual Report on Form 10-K for the year ended December 31, 1993, which is part of the 1993 Annual Report to Stockholders incorporated by reference herein. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                          MARKET FOR BTX COMMON STOCK

         BTX Common Stock, which is the only outstanding class of stock issued by the Company, is listed on the NYSE under the symbol "BTX". Continued listing on the NYSE is subject, among other things, to the financial eligibility and distribution requirements of the NYSE. Set forth below are the closing high and low sale prices for the BTX Common Stock on the NYSE as reported by the NYSE Composite Transactions Tape during the calendar periods indicated. These prices are in dollars and are rounded to the nearest 1/32.


                                                                       High                   Low
                                                                     --------               -------
    1992:
          1st Quarter.......................................          2    7/8                   7/16
          2nd Quarter......................................           2    3/4              1    3/4
          3rd Quarter......................................           2    1/8              1    3/8
          4th Quarter......................................           1    7/8              1    1/4

     1993:
          1st Quarter.......................................          2    7/8              1    3/4
          2nd Quarter......................................           2    1/2              1    7/8
          3rd Quarter......................................           2                     1    1/2
          4th Quarter......................................           1    3/4              1    1/4

     1994:
          1st Quarter.......................................          1    3/4              1    3/8



         There were approximately 6,200 holders of record of Common Stock as of December 31, 1993. This number does not include individual participants in security position listings such as those held by clearing agencies.

         In 1985 the Board of Directors of BTX Group suspended payment of the quarterly dividends on BTX Common Stock. As a bank holding company, its ability to pay dividends is a function of regulatory requirements and the dividend payments, if any, received by it from BankTEXAS. BTX Group is currently restricted from paying any dividends due to a deficiency in retained earnings and pursuant to an agreement with the FDIC.

                           SUPERVISION AND REGULATION

         The following discussion of statutes and regulations affecting bank holding companies and banks is only a summary and does not purport to be complete. This discussion is qualified in its entirety by reference to such statutes and regulations.

BTX GROUP AND THE BANK

         BTX Group is a registered bank holding company pursuant to the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act") and, as such, is subject to regulation and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). It is required to file with the Federal Reserve Board annual reports and other information regarding its business operations and those of its subsidiaries. The Federal Reserve Board has asserted the authority under the Bank Holding Company Act to require a bank holding company such as BTX Group to provide capital to an undercapitalized subsidiary bank, and legislation enacted in 1991 contains provisions having a similar effect. Furthermore, the Bank Holding Company Act and the regulations thereunder limit acquisitions by a bank holding company of 5% or more of the voting shares of additional banks and companies in other businesses, and often require prior regulatory approval for those acquisitions which are permitted. A bank holding company is generally prohibited from acquiring any company unless its business is determined by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto.

         BTX Group is also subject to periodic examinations conducted to determine its compliance with applicable statutes and regulations, its financial condition, and other aspects of its operations. These examinations are conducted by the Federal Reserve Bank of Dallas on behalf of the Federal Reserve Board.

         The Federal Reserve Act imposes restrictions on loans and other transactions between BankTEXAS and BTX Group or any of BTX Group's other subsidiaries. These restrictions require, among other things, that all transactions between BankTEXAS and the Company or its nonbank subsidiaries be on substantially similar terms as comparable transactions between BankTEXAS and nonaffiliated enterprises. BTX Group is also subject to certain restrictions with respect to engaging in the securities business and in businesses not deemed

"closely related" to banking.

         BankTEXAS is chartered under the National Bank Act of 1864, and it is subject to regulation, supervision and examination by the Comptroller of the Currency and to regulations promulgated by both the Federal Reserve Board and the FDIC. The FDIC insures all deposits held by the Bank up to, in general, a maximum of $100,000 for each insured depositor.

         The operations of BankTEXAS are also subject to numerous laws and regulations relating to the extension of credit and making of loans to individuals. Such laws include the Federal Consumer Credit Protection Act, which regulates, among other things, disclosure of credit terms, credit advertising, credit billing and collection, and expansion of credit, and the Texas Consumer Credit Code and Texas Consumer Protection Code, which regulate, among other things, interest rates, disclosure of credit terms and practices relating to the extension and collection of loans. In addition, remedies to the borrower and penalties to the lender are provided for failure of the lender to comply with such laws and regulations. The scope and requirements of such laws and regulations have been expanded significantly in recent years.

         The enactment of two recent federal statutes, the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), has significantly affected the banking industry generally and will have an ongoing effect on both BTX Group and BankTEXAS in the foreseeable future.

         FIRREA restructured both the deposit insurance system and the regulation of savings institutions, and it contains numerous provisions affecting banks. This legislation also includes several provisions that relate to bank holding companies including those described herein and numerous other provisions. Among the more significant of the changes, the Bank Insurance Fund of the FDIC was established to insure bank deposits, and the FDIC has increased the premiums which must be paid by banks over the next several years. FIRREA also provides for cross-guarantees for commonly controlled banks and thrifts. If the FDIC incurs a loss in connection with the default of an insured bank or thrift, any other commonly controlled depository institution may be required to reimburse the FDIC for the loss. Other important changes in banking law and regulation made by FIRREA include enhanced supervisory and enforcement powers for the federal banking regulatory agencies, creation of the Resolution Trust Corporation to dispose of failed savings institutions and their assets, and broadened authority for bank holding companies to acquire savings institutions.

         FDICIA increased the resources available to the FDIC for the resolution of bank failures and imposed substantial new supervisory and regulatory measures on the banking industry, particularly troubled banks. It also added substantial new enforcement mechanisms for financial institutions which do not meet capital levels specified in regulations adopted pursuant to FDICIA.

         FDICIA required the three federal bank regulatory agencies to establish five classifications for insured depository institutions, ranging from "well capitalized" to "critically undercapitalized", based primarily on leverage and risk-based capital requirements for institutions within the agencies' respective jurisdictions. The regulatory agencies are authorized, in their discretion, to establish additional capital requirements as to particular institutions.

         Any institution not meeting applicable capital requirements is deemed "undercapitalized" and the institution's primary regulator could determine that at a particular lower level of capital, an institution is "significantly undercapitalized." An institution would be "critically undercapitalized" if its capital falls below the "critical capital level," defined in regulations adopted in 1992 within certain parameters set in the 1991 Act.

The "critical" capital level must require institutions to maintain a ratio of at least 2% Tier I capital to assets, but the ratio established as a critical capital level may not exceed 65% of the leverage capital requirement applicable to the institution, except that an institution could be treated as critically undercapitalized at a higher capital level if it is determined to be in an unsafe or unsound condition.

         If BankTEXAS were to fail to maintain the level of capital required under the leverage or risk-based standards or under any new standards which might be adopted, it would be considered to be "undercapitalized" and subject to certain sanctions described below.

         FDICIA provides that an undercapitalized institution will be required to submit to the appropriate regulatory agency a capital restoration plan and will be subject to restrictions on operations, including prohibitions on branching, engaging in new activities, paying management fees, making capital distributions such as dividends, and increasing its assets and liabilities, without regulatory approval. Moreover, a company controlling an undercapitalized depository institution will be required to guarantee its subsidiaries' compliance with the capital restoration plan up to an amount equal to the lesser of 5% of such an institution's assets or the amount of the capital deficiency when such an institution first fails to meet the plan. Restrictions on loans to undercapitalized institutions from the Federal Reserve Banks also apply.

         Significantly or critically undercapitalized institutions and undercapitalized institutions that do not submit and comply with capital restoration plans acceptable to the applicable regulatory agency will be subject to numerous potential restrictions on their operations and intervention in their management decisions by applicable regulatory agencies, as well as limitations on compensation of senior officers. In addition to the foregoing, a critically undercapitalized institution would be subjected to more severe restrictions and supervision. FDICIA further requires the appointment of a conservator or receiver within 90 days after an institution becomes critically undercapitalized.

         The regulatory agencies are also required to adopt uniform capital and accounting rules requiring, where practicable, supplemental disclosure of "mark-to-market" valuation of assets and liabilities and of contingent assets and liabilities. The FDIC is required to develop deposit insurance premiums which are based on the level of risk determined by the regulatory agencies to be present in particular institutions, as discussed further below under "FDIC Insurance Premiums."

         FDICIA also provides for numerous other regulatory changes, including expanded roles for audit committees and independent auditors, particularly in larger financial institutions; additional regulatory reporting; consumer low- and moderate-income lending and deposit programs; and periodic review and updating of applicable standards. In addition, the FDIC was granted new authority to adopt minimum standards for various aspects of the operations of depository institutions, including asset quality, earnings, compensation arrangements and other matters. Pursuant to this authority, the FDIC may consider adopting proposals which could significantly influence the banking industry, although the impact of these proposals is expected to be most severe on institutions which fail to meet applicable capital requirements or are otherwise regarded by regulatory agencies as in an unsatisfactory condition.

REGULATIONS GOVERNING CAPITAL

         Both BTX Group and BankTEXAS are subject to risk-based and leverage capital requirements, which are administered, respectively, by the Federal Reserve Board and the OCC.

         The following table compares the capital ratios of BTX Group and BankTEXAS at December 31, 1993 with regulatory requirements applicable to all FDIC-insured banks and bank holding companies. The federal bank regulatory agencies have the authority to impose higher requirements on individual banks and bank holding companies.

                                           TIER I CAPITAL AS                              TOTAL CAPITAL AS
                                            A PERCENTAGE OF                                A PERCENTAGE OF
                                               RISK-BASED              LEVERAGE              RISK-BASED
                                                 ASSETS                 RATIO                  ASSETS
                                           ------------------      ---------------       ------------------
 BTX Group at December 31, 1993                  7.02%                  4.27%                   8.47%

 BankTEXAS at December 31, 1993                  7.30%                  4.55%                   8.55%

 Regulatory requirement for all banks            4.625%               3.00% and                 8.00%
 and bank holding companies                                            above *

___________________________________
    * The general leverage ratio is 3% for banks and holding companies in the highest rating category recognized by the bank regulatory agencies, and an additional cushion of at least 100 to 200 basis points is required for other banking organizations.

         As defined by applicable regulations, "Tier I Capital" consists of the stockholders' equity of BTX Group and BankTEXAS, respectively; "Total Capital" of BankTEXAS is the sum of the stockholders' equity plus a portion of the allowance for loan losses, and "Total Capital" of BTX Group is the sum of its stockholders' equity, a portion of the allowance for loan losses and outstanding convertible debentures in the principal amount of $421,600. The term "risk-based assets" equals total assets, plus certain off- balance sheet items, with various adjustments designed to reflect the risk characteristics of the assets, liabilities and certain off-balance sheet items; and "adjusted total assets" is a term used to reflect a regulatory measure of a bank's total assets.

FDIC INSURANCE PREMIUMS

         BankTEXAS and the industry as a whole are subject to rapidly increased FDIC deposit insurance premiums. Effective July 1, 1991, the FDIC increased deposit insurance premiums to 23 cents per $100 of deposits from 19.5 cents in the first half of 1991, 12.0 cents in 1990 and 8.3 cents prior thereto. Under FIRREA, the FDIC is authorized to charge varying premiums to different categories of banks depending on risk assessment factors (particularly capital ratios) and to set the annual premiums for depository institutions as high as determined necessary to assure stability of the insurance fund, thus eliminating the maximum annual increase of 7.5 cents and the prior overall cap of 32.5 cents per $100 of deposits. The deposit insurance premium rate currently paid by BankTEXAS is 29 cents per $100 of deposits. Until this rate is lowered, BankTEXAS' earnings will be adversely affected as compared with banks having lower premium rates.

ACQUISITIONS AND BRANCH BANKING; COMMUNITY REINVESTMENT ACT REQUIREMENTS

         Since 1988 both commercial banks and savings institutions have had unlimited branch banking privileges in Texas, subject to the prior approval of an institution's primary federal and/or state regulatory authority. As a result, acquisitions of banks by other banks or bank holding companies are frequently structured so as to eliminate the separate bank charters of acquired banks, converting some or all of them into branch banks; furthermore, banking organizations operating in Texas now have the option of opening additional branch offices as an alternative to acquiring additional banks, thrift institutions or holding companies.

         Proposals to revise the Community Reinvestment Act ("CRA"), which imposes requirements on insured financial institutions with respect to lending to members of low- and moderate-income groups within their respective service areas, are likely to be a focal point of both legislative and regulatory attention in the next few years. The Clinton Administration has requested that the four bank and thrift regulatory agencies adopt new requirements, and proposed new rules have recently been published for comment by the four agencies.

         Traditionally, issues under CRA have been emphasized during regulatory consideration of bank acquisition transactions and attempts to establish new branch offices, and the regulatory agencies have within the past year more frequently required acquiring institutions to make commitments with regard to low-income and minority lending and/or investment as part of the process of obtaining necessary regulatory approvals. In certain cases, regulatory approval of a proposed transaction has been denied based upon an unsatisfactory rating of the acquirer under CRA.

         Although it is not possible to predict what changes will be made in CRA laws and regulations, it is widely expected that banks and thrift institutions will be required to comply with more stringent and possibly more expensive requirements in this area. These changes may impede or change the process by which an institution such as BankTEXAS is able to grow through acquisition and/or opening new branch offices, and they could also affect any possible acquisition of BTX Group and BankTEXAS.

INTERSTATE BANKING

         As a result of a 1989 amendment to the Texas Banking Code and in conjunction with the Bank Holding Company Act, BTX Group is now legally able to acquire or establish banks in any state of the United States if that state's laws permit the acquisition or establishment of such banks. However, the Board of Directors has not at this time made any plans to acquire or establish banks in any state other than Texas. Proposals to greatly expand the powers of financial institutions to operate on a nationwide basis, removing most of the existing restrictions, has been debated but not enacted by Congress. Congress is currently considering such a proposal, which has been approved by committees in both the Senate and House and is reported to have significant support. It is not possible to predict the terms of such legislation, if enacted, or its effect on BTX Group or BankTEXAS.

USURY LAWS

         The maximum legal rate of interest that a bank may charge on a loan depends on a variety of factors such as the type of borrower, purpose of the loan, amount of the loan, and date that the loan is made. There are several different state and federal statutes that set maximum legal rates of interest for various lending situations. If a loan qualifies under more than one statute, a bank may often charge the highest rate for which the loan is eligible.

         Certain federal statutes partially preempt state usury laws. They remove, among other things, the state usury limitations on certain first lien residential real property loans made by certain federally related lenders including BankTEXAS. Usury law interest ceilings can have substantial adverse effects on a bank's ability to lend money at profitable rates in periods when interest rates and costs of funds to the bank are high, both in absolute terms and relative to competitors. Moreover, because some competitors of BankTEXAS are located outside of Texas and are subject to more favorable interest rate regulation or no interest rate regulation at all, they may be able to lend funds to potential customers of BankTEXAS at higher rates of interest.

ENVIRONMENTAL LAWS

         Many federal, state and local governmental authorities have enacted or adopted provisions regulating the discharge of materials into the environment and otherwise relating to the protection of the environment. In this regard, under the Comprehensive Environmental Response Compensation and Liability Act and under other laws enacted by various states and other governmental authorities, the costs of the clean-up of hazardous substances can be recovered. These laws have greatly expanded the potential liability of banks for hazardous waste clean-up costs. Management evaluates the potential liability of BankTEXAS when considering a loan and before any action is taken to foreclose on a property. BankTEXAS believes that it has not violated any provisions regulating the discharge of materials into the environment, and no capital expenditures are planned for environmental control facilities. Neither BTX Group nor BankTEXAS has been notified that it is liable for any hazardous substance clean-up costs.

PROPOSED LEGISLATION

         Numerous other legislative proposals affecting the banking industry have been proposed from time to time. Such proposals include: nationwide branching by all categories of depository institutions; limitations on investments that an institution may make with insured funds and on permissible activities of such institutions; regulation of all insured depository institutions by a single regulatory agency or a reduction in the number of separate bank regulatory agencies; permitting ownership of banks by commercial enterprises; limitations on the number of accounts protected by the federal deposit insurance funds; reduction of the $100,000 coverage limit on deposits; and changes in the duties of depository institutions under community reinvestment laws. Any such proposals, if enacted, could materially affect the Company and BankTEXAS by changing the regulatory environment in which they operate and/or by increasing competition for banking and financial services.
It is uncertain which, if any, of the proposals may ultimately become law.

OTHER REGULATIONS

         In addition to the foregoing requirements, the OCC and the other federal bank regulatory agencies have very broad authority in supervising numerous aspects of the business of both BTX Group and BankTEXAS. If BTX Group or BankTEXAS were to become unable to meet applicable capital requirements or the requirements of other regulations, one or more of the federal bank regulatory agencies would have the authority to take additional supervisory actions or impose sanctions or operational and reporting requirements, some of which could adversely affect the ability of BTX Group and BankTEXAS to operate profitably.


                                    EXPERTS

         The consolidated financial statements of BTX Group incorporated in this Prospectus by reference from BTX Group's Annual Report on Form 10-K for the year ended December 31, 1993, have been audited by Deloitte & Touche, independent public accountants, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon such report given upon the authority of that firm as experts in accounting and auditing. Such consolidated financial statements give retroactive effect to the merger of First Bank/Las Colinas with BankTEXAS, which was accounted for as a pooling of interests. The consolidated statements as they relate to First Bank/Las Colinas ("First Bank") are based on the balance sheet of First Bank as of December 31, 1991 and related statements of income, stockholders' equity and cash flows of First Bank for the years ended December 31, 1991 and 1990 which were audited by Fisk & Robinson, a professional corporation, independent public accountants, on whose report Deloitte & Touche relied.


                                 LEGAL MATTERS

         The validity of the shares of BTX Common Stock to be issued hereunder is being passed upon by Richard H. Braucher, Senior Vice President and General Counsel of BTX Group.

                PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

             Printing and filing expenses...........      $1,000.00
             SEC Registration Fee...................        $198.26
             NYSE Filing Fee........................      $1,000.00
             Accounting fees and expenses...........      $1,000.00
             Legal fees and expenses................     $17,500.00
             Miscellaneous..........................      $1,000.00


Item 15.  Indemnification of Directors and Officers.

         Section 145 of the Delaware General Corporation Law permits a corporation to indemnify its directors and officers or former directors or officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers. Such law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under BTX Group's Restated Certificate of Incorporation, Bylaws, any agreement or otherwise.

         In October 1990, BTX Group entered into separate Indemnity Agreements with each of its executive officers and directors. Pursuant to such agreements, BTX Group will, under certain circumstances, indemnify such persons against all expenses, judgements, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they are or were officers, directors, employees or agents of the Company or assumed certain responsibilities at the request of BTX Group. BTX Group established a trust in October 1990, the funds of which are available to BTX Group to satisfy its indemnification obligations under the foregoing Indemnity Agreements or otherwise.

         Reference is made to Article X of BTX Group's Bylaws which provides for indemnification of directors, officers, employees or agents of BTX Group under certain circumstances.

         The provisions of BTX Group's Bylaws, the above-referenced Indemnity Agreements and Section 145 of the Delaware General Corporation Law may be sufficiently broad to indemnify BTX Group's directors, officers, employees or agents for certain liabilities arising under the Securities Act.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling BTX Group pursuant to the foregoing provisions, BTX Group has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.  Exhibits

          This Registration Statement includes the following Exhibits:

          EXHIBIT
          NUMBER                             DESCRIPTION OF EXHIBIT
          -------                            ----------------------

            4 Instruments Defining the Rights of Security Holders: BTX Group has various instruments outstanding which define the rights of security holders. BTX Group agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

             5                 *     Opinion of Richard H. Braucher, Senior
                                     Vice President and General Counsel to BTX
                                     Group, with respect to legality of the
                                     securities being registered.

            10                       Material Contracts

           10(a) Form of Stock Purchase Agreement, dated as of December 3, 1984, by and between BTX Group and each of the Purchasers (filed as Exhibit 10.22 to BTX Group's Annual Report on Form 10-K for the year ended December 31, 1984, and incorporated herein by reference).

           10(b) BTX Group 1990 Stock Option Plan as amended July 22, 1993 (filed as Exhibit 10(c) to BTX Group's Quarterly Report on Form 10-Q for the quarter ended June 30, 1993, and incorporated herein by reference).

           10(c) Agreement Concerning Subsidiary Banks dated as of November 30, 1990, executed by and between the Federal Deposit Insurance Corporation and BTX Group (filed as
                                     Exhibit 10(g) to  BTX Group's Annual
                                     Report on Form 10-K for the year ended
                                     December 31, 1990, and incorporated herein by reference).

           10(d) Agreement Concerning Warrants dated as of November 30, 1990, executed by and between the Federal Deposit Insurance Corporation and BTX Group (filed as Exhibit 10(h) to BTX Group's Annual Report on Form 10-K for the year ended December 31, 1990, and incorporated herein by reference).

           10(e) Restatement and Extension of Employment Agreement, dated August 16, 1990, between BTX Group and Nathan C. Collins (filed as
                                     Exhibit 10(j) to  BTX Group's Annual
                                     Report on Form 10-K for the year ended
                                     December 31, 1990, and incorporated herein by reference).

           10(f) Amendment to Executive Employment Agreement between BTX Group and Nathan C. Collins dated May 1, 1991 (filed as
                                     Exhibit 10(k) to BTX Group's Annual Report on Form 10-K for the year ended December 31, 1991).

           10(g) Depository Agreement between Brown Brothers Harriman & Co. and BTX Group dated November 30, 1992 (filed as Exhibit 10(h) to BTX Group's Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated herein by reference).

           10(h) BTX Group Directors' Retirement Plan dated March 18, 1993 (filed as Exhibit 10(i) to BTX Group's Quarterly Report on Form 10-Q for the quarter ended March 31, 1993 and incorporated herein by reference).

           10(i) Deferred Compensation Agreement with Nathan C. Collins dated April 22, 1993 (filed as Exhibit 10(j) to BTX Group's Quarterly Report on Form 10-Q for the quarter ended March 31, 1993 and incorporated herein by reference).

           10(j)                     1993 Directors' Stock Bonus Plan (filed as
                                     Exhibit 10(k) to BTX Group's Quarterly
                                     Report on Form 10-Q for the quarter ended
                                     June 30, 1993 and incorporated herein by reference).

           10(k)               *     Settlement Agreement by and among BTX
                                     Group, Edward Nash, American Equitable
                                     Life Insurance Co., Dalcon, Inc., James
                                     Hammond, Curtis Leggett, Delwin W. Morton,
                                     Charles C. Rush, Charles W. Seeds, Jr.,
                                     Charles J. Wilson and Robert A. Yarber,
                                     and related Releases.

           13(a)               *     Annual Report to Security Holders for the
                                     period ended December 31, 1993.

           23(a)                     Consent of Deloitte & Touche -- filed
                                     herewith.

           23(b)               *     Consent of Richard H. Braucher,
                                     Esq.--included in Exhibit No.  5.


           23(c) Consent of Fisk & Robinson, a professional corporation -- filed herewith.

            24                 *     Power of Attorney (included under the
                                     caption entitled "POWER OF ATTORNEY" in
                                     Part II of this Registration Statement).
____________________________________________
  * previously filed



Item 17.  Undertakings

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officer and controlling persons of the registrant pursuant to the foregoing provisions (described in Item 15), or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public polity as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 18th day of April, 1994.


                                        BANCTEXAS GROUP INC.



                                        By: /s/ NATHAN C. COLLINS
                                            Nathan C. Collins
                                            Chairman of the Board, President and
                                            Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.


                  SIGNATURES                               TITLE                             DATE
                  ----------                               -----                             ----
                                                   Chairman of the Board,
                                                    President and Chief
 /s/ NATHAN C. COLLINS                               Executive Officer
 --------------------------------------        (Principal Executive Officer)            April 18, 1994
 Nathan C. Collins


 */s/ RICHARD L. BROWN                                    Director                      April 18, 1994
 --------------------------------------
 Richard L. Brown



                                                          Director
 --------------------------------------
 Charles A. Crocco, Jr.



 */s/ JOSEPH J. LESZCZYNSKI                               Director                      April 18, 1994
 --------------------------------------
 Joseph J. Leszczynski


 */s/ THOMAS A. STANZEL                                   Director                      April 18, 1994
 --------------------------------------
 Thomas A. Stanzel



                                                          Director
- ---------------------------------------
 Edward T. Story, Jr.
                                                   Senior Vice President,               April 18, 1994
                                                    Treasurer and Chief
 */s/ D. KERT MOORE                                  Financial Officer
 --------------------------------------
 D. Kert Moore                                    (Principal Financial and
                                                    Accounting Officer)



 *By: /s/ NATHAN C. COLLINS
      Nathan C. Collins
      Attorney-in-Fact

                                 EXHIBIT INDEX



          EXHIBIT
          NUMBER                             DESCRIPTION OF EXHIBIT
          -------                            ----------------------

            4 Instruments Defining the Rights of Security Holders: BTX Group has various instruments outstanding which define the rights of security holders. BTX Group agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

             5                 *     Opinion of Richard H. Braucher, Senior
                                     Vice President and General Counsel to BTX
                                     Group, with respect to legality of the
                                     securities being registered.

            10                       Material Contracts

           10(a) Form of Stock Purchase Agreement, dated as of December 3, 1984, by and between BTX Group and each of the Purchasers (filed as Exhibit 10.22 to BTX Group's Annual Report on Form 10-K for the year ended December 31, 1984, and incorporated herein by reference).

           10(b) BTX Group 1990 Stock Option Plan as amended July 22, 1993 (filed as Exhibit 10(c) to BTX Group's Quarterly Report on Form 10-Q for the quarter ended June 30, 1993, and incorporated herein by reference).

           10(c) Agreement Concerning Subsidiary Banks dated as of November 30, 1990, executed by and between the Federal Deposit Insurance Corporation and BTX Group (filed as
                                     Exhibit 10(g) to  BTX Group's Annual
                                     Report on Form 10-K for the year ended
                                     December 31, 1990, and incorporated herein by reference).

           10(d) Agreement Concerning Warrants dated as of November 30, 1990, executed by and between the Federal Deposit Insurance Corporation and BTX Group (filed as Exhibit 10(h) to BTX Group's Annual Report on Form 10-K for the year ended December 31, 1990, and incorporated herein by reference).

           10(e) Restatement and Extension of Employment Agreement, dated August 16, 1990, between BTX Group and Nathan C. Collins (filed as
                                     Exhibit 10(j) to  BTX Group's Annual
                                     Report on Form 10-K for the year ended
                                     December 31, 1990, and incorporated herein by reference).

           10(f) Amendment to Executive Employment Agreement between BTX Group and Nathan C. Collins dated May 1, 1991 (filed as
                                     Exhibit 10(k) to BTX Group's Annual Report on Form 10-K for the year ended December 31, 1991).

           10(g) Depository Agreement between Brown Brothers Harriman & Co. and BTX Group dated November 30, 1992 (filed as Exhibit 10(h) to BTX Group's Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated herein by reference).

           10(h) BTX Group Directors' Retirement Plan dated March 18, 1993 (filed as Exhibit 10(i) to BTX Group's Quarterly Report on Form 10-Q for the quarter ended March 31, 1993 and incorporated herein by reference).

           10(i) Deferred Compensation Agreement with Nathan C. Collins dated April 22, 1993 (filed as Exhibit 10(j) to BTX Group's Quarterly Report on Form 10-Q for the quarter ended March 31, 1993 and incorporated herein by reference).

           10(j)                     1993 Directors' Stock Bonus Plan (filed as
                                     Exhibit 10(k) to BTX Group's Quarterly
                                     Report on Form 10-Q for the quarter ended
                                     June 30, 1993 and incorporated herein by reference).

           10(k)               *     Settlement Agreement by and among BTX
                                     Group, Edward Nash, American Equitable
                                     Life Insurance Co., Dalcon, Inc., James
                                     Hammond, Curtis Leggett, Delwin W. Morton,
                                     Charles C. Rush, Charles W. Seeds, Jr.,
                                     Charles J. Wilson and Robert A. Yarber and related Releases.

           13(a)               *     Annual Report to Security Holders for the
                                     period ended December 31, 1993.

           23(a)                     Consent of Deloitte & Touche -- filed
                                     herewith.

           23(b)                     Consent of Richard H. Braucher,
                                     Esq.--included in Exhibit No.  5.


           23(c) Consent of Fisk & Robinson, a professional corporation -- filed herewith.


            24                 *     Power of Attorney (included under the
                                     caption entitled "POWER OF ATTORNEY" in
                                     Part II of the Registration Statement).
____________________________________________
  * previously filed





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